FREDERICK W. DREHER
DIRECT DIAL: 215.979.1234
PERSONAL FAX: 215.979.1213
E-MAIL: fwdreher@duanemorris.com
Duane Morris
June 22, 2006

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Daniel L. Gordon, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.W.
Washington, D.C. 20549

Re:	Luminent Mortgage Capital, Inc. (“Luminent” or “Company”) Form 10-K for the year ended December 31, 2005 Filed March 9, 2006 File No. 1-31828
Dear Mr. Gordon:
     The purpose of this letter is to provide a detailed response on the Company’s behalf to the comment contained in the Commission’s June 9, 2006 letter to Christopher J. Zyda. For convenience of reference, we have included the Commission’s comment followed by our response.
     Our response is as follows:
Form 10-K for the year ended December 31, 2005
1.	We note your response to our prior comment #1. In your evaluation of the need for an unallocated allowance, please tell us why you have not considered the loss experience of competitors in your industry that invest in loans with similar risk profiles, Alt-A loans, for example, given your lack of historical experience with this asset class. Because of the information gap inherent in determining the amount of losses incurred at a given date, it duane morris llp

30 south 17th Street PHILADELPHIA, PA 19103-4196	PHONE: 215.979.1000 FAX: 215.979.1020

Daniel L. Gordon
Securities and Exchange Commission

June 22, 2006
appears that it would be necessary to consider historical experience when trying to determine the probable losses from loans to borrowers that have experienced a loss event, but where the event confirming the loss to the lender has yet to occur.
     In accordance with the guidance noted in Emerging Issues Task Force, or EITF, D-80, Application of FASB Statements No. 5 and No. 114 to a Loan Portfolio, loss estimates are normally dependent on, among other things, the experience of the creditor. In the case of a creditor that has no experience of its own, reference to the experience of other enterprises in the same business may be appropriate. Although it is possible for the Company to identify some elements of the loan loss experience of its competitors from their respective public filings with the SEC, the disclosure of data related to such loan loss experience is inconsistent across the Company’s competitor group, and such disclosures are generally incomplete or not directly applicable to the Company’s loan portfolio. The public disclosures of competitors pose significant limitations on the Company’s ability to use publicly-disclosed loan loss data from its competitors as a basis to determine or to project its own loan losses. Specific examples that make the Company’s use of competitors’ loan loss data in the Company’s own SEC filings include the following difficulties:
•	Competitors’ SEC filings do not permit the accurate determination of the origination date, or “seasoning,” of a competitor’s pool of loans that resulted in a competitor’s reported loan loss reserve for a particular time period. Loan seasoning is a critical input in determining an unallocated loan loss allowance. In addition, the Company’s competitors do not disclose any linkage between the loan seasoning of their loan portfolios and the seasoning of the loans that generated their reported loan loss reserve for a particular time period.
•	Competitors’ SEC filings do not permit the accurate determination of the product type or types of a competitor’s pool of loans that resulted in a competitor’s reported loan loss reserve for a particular time period. The Company’s competitors generally report the product type composition of their entire loan portfolio as of a particular balance sheet reporting date, but they do not disclose any linkage between the loan product types in their portfolio and the loans that generated their reported loan loss reserve for a particular time period.
•	Competitors’ SEC filings do not permit the accurate determination of the credit quality of a competitor’s pool of loans that resulted in a competitor’s reported loan loss reserve for a particular time period. The Company’s competitors generally report the credit quality of their entire loan portfolio, usually segmented by “FICO score,” as of a particular balance sheet reporting date, but they do not disclose any linkage between

Daniel L. Gordon
Securities and Exchange Commission

June 22, 2006
the FICO scores of their loan portfolio and the loans that generated their reported loan loss reserve for a particular time period.
•	Competitors’ SEC filings do not permit the accurate determination of the severity of charge-offs. It is only possible to obtain the net settlement information; severity is almost always less than 100% of the notional value of the asset on a first mortgage.
•	Each of the Company’s competitors manages its own loan portfolio, and each loan portfolio has its own specific set of important characteristics that ultimately drive each competitor’s own specific loan loss experience over time, including:
•	loan seasoning;

•	product type;

•	credit quality;

•	loan-to-value ratio;

•	months to reset of the borrower’s coupon rate;

•	negative amortization;

•	the geographic distribution of the loan portfolio;

•	owner-occupied property versus investor property; and

•	lifetime coupon rate caps.
The aggregate combination of all of these factors ultimately determines the overall risk level of a loan portfolio. Since there are so many different variables that go into each company’s loan portfolio, each company’s loan portfolio is truly unique and therefore none of them can be used as a reliable basis for modeling the performance of another company’s loan portfolio.
     Because of these significant limitations, the Company concluded that it could not obtain reliable, relevant and useful competitor loan loss data that it could use as a basis for estimating the Company’s unallocated allowance for loan losses as of December 31, 2005 or for any other historical time period.

Daniel L. Gordon
Securities and Exchange Commission

June 22, 2006
     The Company noted in its response to your prior comment #1 that the residential mortgage loans were at the very beginning of the lending cycle. Based on projected loss timing curves and economic conditions prevailing in late 2005, there were no indicators that supported a conclusion that the Company needed to establish an unallocated allowance for loan losses as of December 31, 2005. To further expand on this point, the Company’s evaluation of whether it needed to establish an unallocated allowance for loan losses included a review of projected loss timing curves based on industry research data, supplemented by Moody’s Mortgage Metrics evaluation of expected loss frequency and severity for the residential mortgage loans in the Company’s portfolio.
     Moody’s Mortgage Metrics is based on an industry loss database and is used by Moody’s Investor Services when it rates securities collateralized by residential mortgages with characteristics similar to those acquired by the Company. The model evaluates information specific to an individual portfolio of loans to estimate future expected losses and the severity of such losses utilizing time series analysis. The performance of each loan in the evaluated pool is simulated quarterly through the application of over 1,200 state-specific economic scenarios that incorporate loan-specific information with interest rate, local unemployment and real estate market movements. The model is based on data from Loan Performance, Inc., the broadest repository of commercially available performance data, including Alt-A residential mortgage loans with characteristics similar to the Company’s portfolio. The model is updated by Moody’s Investors Service on a periodic basis. The model generates expected frequency and severity of defaults. The cumulative loss projections are then distributed along the loss timing curve used by the Company that has been derived from industry experts’ research analytics.
     The loss timing curve for the loans in the Company’s portfolio indicated that the first losses would be incurred when the loans were seasoned ten months, which would be July 2006. The residential mortgage loans in the Company’s portfolio at December 31, 2005 were young and had been seasoned on average for only three months. It is reasonable to assume that an event of default does not occur shortly after origination. The Company generally considers impairment to occur when the borrower is past due 90 days. As of December 31, 2005, there were no mortgage loans in the Company’s portfolio that were greater than 90 days past due, and as such, there were no indicators that the Company was required to recognize an impairment as of that date.
     As of May 31, 2006, the Company has yet to experience an actual loss in its residential mortgage loan portfolio. This look-back capability further supports the conclusion the Company reached that it was not required to establish an allocated or unallocated allowance for loan losses as of December 31, 2005.

Daniel L. Gordon
Securities and Exchange Commission

June 22, 2006
     As the Company gains its own historical loss experience, the evaluation of industry data will be supplemented by the Company’s own loss data. The Company intends to establish an allowance for loan losses during the second quarter of 2006 as its portfolio is now reaching the point in the seasoning curve where it would expect to begin to recognize losses.
     If you have any questions about our response, please call me at 215-979-1234.

Sincerely, Frederick W. Dreher

FWD:am

cc:	Eric McPhee Christopher J. Zyda